Supplementing the Preliminary Prospectus Supplement dated March 9, 2015 (To Prospectus dated December 10, 2014)	Filed Pursuant to Rule 433 Registration Statement No. 333-200838 and 333-200838-03 March 9, 2015

ACE INA Holdings Inc.

3.150% Senior Notes due 2025

Fully and Unconditionally Guaranteed by

ACE Limited

Pricing Term Sheet

March 9, 2015

Issuer:	ACE INA Holdings Inc.

Guarantor:	ACE Limited

Ratings (Moody’s / S&P / Fitch):*	A3 (stable) / A+ (stable) / A+ (stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	March 9, 2015

Settlement Date:	March 16, 2015 (T+5)

Maturity Date:	March 15, 2025

Principal Amount:	$800,000,000

Public Offering Price:	99.983%

Coupon (Interest Rate):	3.150% per year

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2015 (Short first coupon)

Benchmark Treasury:	UST 2.000% due February 15, 2025

Benchmark Treasury Price / Yield:	98-06+ / 2.202%

Spread to Benchmark Treasury:	+ 95 bps

Yield to Maturity:	3.152%

Make-Whole Call (Optional Redemption):	T + 15 bps

CUSIP / ISIN:	00440EAS6/ US00440EAS63

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	ANZ Securities, Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:

Barclays Capital Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

RBC Capital Markets, LLC

RBS Securities Inc.

Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.